TANDY BRANDS ACCESSORIES, INC.
690 E. LAMAR BLVD., SUITE 200
ARLINGTON, TEXAS 76011
PHONE NUMBER: 817-548-0090
FAX NUMBER:       817-274-7346
March 19, 2007
VIA EDGAR
Michael Moran
Accounting Branch Chief
Mail Stop 3561
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Tandy Brands Accessories, Inc.
Form 10-K for the fiscal year ended June 30, 2006, filed September 22, 2006
Form 10-Q for the fiscal quarter ended December 31, 2006, filed February 14, 2007
File No. 0-18927
Dear Mr. Moran:
     This letter sets forth the responses of Tandy Brands Accessories, Inc., a Delaware corporation (“TBAC”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 7, 2007 (the “Comment Letter”), with respect to the above-referenced filings.
     For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter followed by our response.
Form 10-K for Fiscal Year ended June 30, 2006
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Impairment of Long Lived Assets and Goodwill, page 33
2.	Please disclose when you perform your annual test of goodwill for impairment. See paragraph 26 of SFAS 142.

Mr. Michael Moran
Accounting Branch Chief
March 19, 2007

Response:
     We perform our annual test of goodwill for impairment each year as of June 30, our fiscal year end.
     In our future filings, the first sentence of our accounting policy disclosure with respect to goodwill will be as set forth below, or similar thereto as is appropriate for the sentence structure and language style used in our future filings.
     “Goodwill impairment is measured annually as of June 30, and when events and circumstances indicate goodwill may not be recoverable, by comparing the fair value of a reporting unit that has goodwill to the unit’s carrying value.”
Revenue and Cost of Goods Sold, page 34
3.	We note from your disclosure that you receive certain allowances and credits from vendors in connection with the purchase or promotion of their products, including fees for cooperative advertising. However, it is not clear from your disclosure when you record these items. Please clarify to us and revise your disclosure to include in your accounting policy the timing of your receipt of these allowances and credits, and the period that you record them. With respect to cooperative advertising allowances, please tell us and disclose the amount of cooperative advertising reimbursements that may be netted against gross advertising expense. In addition, we believe you should also include in your revised footnote disclosure the following information:
•	the number of vendors with whom you have reimbursement agreements;

•	the terms (length of time) and conditions of the agreements;

•	whether or not management would continue to incur the same level of advertising expenditures if vendors discounted their support;

•	if management cannot represent that they will continue to incur similar levels of advertising expenditures in the absence of these vendor agreements, please discuss in management’s discussion and analysis that reductions in the current level of advertising expenditures may adversely affect revenues; and

•	the dollar amount of the excess reimbursements, if any, over costs incurred that are recorded as a reduction of cost and sales.
     Response:
     We believe the Staff has misinterpreted the disclosure in our Form 10-K filed on September 22, 2006. We do not receive allowances and credits or cooperative advertising fees from our vendors. Rather, the disclosure addresses allowances and credits which we may provide to our customers, not allowances or credits received by TBAC. We believe the disclosure in our accounting policies note adequately addresses the treatment of such allowances and credits.

Mr. Michael Moran
Accounting Branch Chief
March 19, 2007

     The first paragraph of our disclosure deals with revenue recognition as indicated by the first three words — “Revenue is recognized ....” The second sentence of the first paragraph states:
“We record allowances, including cash discounts, in-store customer allowances, cooperative advertising allowances, and customer returns, as a reduction of sales based upon historical experience, current trends in the retail industry, and individual customer and product experience.”
     We believe the foregoing disclosure in a paragraph discussing revenue recognition clearly relates the allowances as sales price concessions given to our customers. In light of these facts, we do not believe the additional bullet point disclosures requested by the Staff are applicable.
Item 9A. Controls and Procedures, page 46
4.	We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your company’s disclosure controls and procedures are effective in timely alerting them to material information (including information relating to your consolidated subsidiaries) required to be included in your periodic reports. Your usage of the phrase “material information” could be interpreted as being restrictive. In this regard, please confirm to us that your officers concluded that your disclosure controls and procedures were effective in timely alerting them to information required to be included in your filings under the Securities Exchange Act of 1934. Please also confirm to us that this is also the case with respect to your disclosure in Item 4 — Controls and Procedures in your Form 10-Q’s for the quarters ended September 30, 2006 and December 31, 2006 and revise your disclosures accordingly in future filings.
     Response:
     By this response, we confirm to the Staff that our officers concluded our disclosure controls and procedures were effective in timely alerting them to information required to be included in our filings under the Securities Exchange Act of 1934, as amended, with respect to (a) our Form 10-K for the period ended June 30, 2006, (b) our Form 10-Q for the period ended September 30, 2006, and (c) our Form 10-Q for the period ended December 31, 2006. In future filings, we will not include the word “material” in such disclosure.

Mr. Michael Moran
Accounting Branch Chief
March 19, 2007

TBAC acknowledges that:
•	TBAC is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	TBAC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should any member of the Staff have any questions regarding our responses to the Staff’s comments set forth above, or should any member of the Staff need any additional information, please do not hesitate to call the undersigned at (817) 548-0090 at your convenience.

Very truly yours,
/s/ Mark J. Flaherty

Mark J. Flaherty Chief Financial Officer